UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Airspace Experience Technologies, Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  July 2, 2018

Physical Address of Issuer:

11499 Conner Street, Detroit, MI 48213

Website of Issuer:

https://www.iflyasx.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,771,559	$1,504,364
Cash & Cash Equivalents	$35,883	$54,734
Accounts Receivable	$126,646	$0
Current Liabilities	$76,021	$204,323
Long-term Debt	$3,371,604	$2,964,029
Revenues/Sales	$51,621	$106,270
Cost of Goods Sold	$35,413	$794,076
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(884,949)	$(1,571,147)

Table of Contents



April 26, 2024

Airspace Experience Technologies, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Airspace Experience Technologies, Inc. ("**ASX,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.iflyasx.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under

the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Director
_____
(Title)

April 26, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2024

Airspace Experience Technologies, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A *and* Exhibit B *therein.*

Description of the Business

The Company is an electric vertical take-off and landing ("eVTOL") aircraft developer and manufacturer. The Company's business was originally developed by Detroit Aircraft LLC. The Company was formed in Delaware on July 2, 2018. On July 1, 2019, Detroit Aircraft LLC sold its assets to the Company for the assumption of the liabilities of the business and the issuance of Common Stock of the Company. The Company is headquartered and qualified to conduct business in Michigan.

The Issuer's website is https://www.iflyasx.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

A substantial majority of the Company is owned by the Company's CEO and Founder and he will exercise voting control.

The CEO and Founder of the Company beneficially owns a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, the CEO and Founder may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. The CEO and Founder may have interests that are different from yours. For example, the CEO and Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the CEO and Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success is dependent on consumer adoption of urban air mobility transportation, a relatively unproven market.

The Company may incur substantial operating costs, particular in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for urban air mobility transportation is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of air taxis will occur in the future.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Many of the Company's contracts are understood to be contingent upon the successful development and proof of concept of the Company's products.

The Company's products, specifically its urban air mobility transports, are still in development and the Company's business depends almost entirely on its successful development and commercialization. The Company will require additional development, testing, and regulatory approval before it is able to commercialize its products effectively. This process may take several years and may require the expenditure of substantial resources beyond the proceeds raised in this Offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that its products be successfully developed or commercialized.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations, including those of the Federal Aviation Administration. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company is subject to the oversight of the Federal Aviation Administration which requires all commercial aircraft to be certified for passenger and cargo transportation. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of the product from the market. Any recall could result in significant costs as well as negative publicity that reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Company is an electric vertical take-off and landing ("eVTOL") aircraft developer and manufacturer. The Company's business was originally developed by Detroit Aircraft LLC. The Company was formed in Delaware on July 2, 2018. On July 1, 2019, Detroit Aircraft LLC sold its assets to the Company for the assumption of the liabilities of the business and the issuance of Common Stock of the Company. The Company is headquartered and qualified to conduct business in Michigan.

Business Plan

The Company has developed a State-of-the-Art eVTOL aircraft called the SIGMA-6, which uses electric power to hover, take off, and land vertically. The Company plans to democratize air mobility for the mass traveling public leveraging a multimodal system of mobility which is operationally emission free.

The Company plans to significantly expand its business by increasing business development and investing in technology and product development. Any capital we raise in the future will empower us to expand our product testing and development and procure additional tools, controllers, motors, rotors, and batteries as we continue to aggressively grow and expand our business. The Company aims to start the Federal Aviation Administration certification process this year and deliver eVTOL aircrafts to the Department of Defense by 2025. The Company currently anticipates offering cargo deliveries by 2026 and first passenger transportation by 2027.

The Company's Products and/or Services

Product / Service	Description	Current Market
SIGMA-6	The sixth iteration of ASX's revolutionary aircraft. SIGMA-6 has been honed to create an optimal lean design with few moving mechanical parts for maximum reliability. Its flexible, scalable design allows the flight module to be employed in virtually any lift-and-deliver scenario.	Defense and national security operators, logistics companies, and passenger transportation providers.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors who have significant capital.

There are dozens of manufacturers attempting to bring eVTOL aircrafts to market with a significant portion focused on passenger mobility. Key competitors in the space include Joby, Archer, Beta, Lilium and Eve.

Customer Base

The Company's current intended customer base are defense and national security operators, logistics companies and passenger transportation providers. The Company has a letter of intent from the Department of the Navy and a memorandum of understanding from ICAT Logistics, a cargo logistics company, to lease it 50 aircraft to move priority freight. The Company has also signed an agreement with MyFlight Tours to lease 25 aircraft for passenger transportation.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,752,351*	"TRI-ROTOR UNMANNED AIR VEHICLE"	Patent	November 17, 2017	August 25, 2020	USA
PCT/US20/32107*	"ELECTRICALLY POWERED VTOL AIRCRAFT FOR PROVIDING TRANSPORTATION"	Patent	May 8, 2020	Pending	USA
17/520,929	"ELECTRICALLY POWERED VTOL AIRCRAFT FOR PROVIDING TRANSPORTATION"	Patent	November 8, 2021	Pending	USA
63/141941	"AIRCRAFT INCLUDING A PLURALITY OF NOVEL ELEMENTS AND A METHOD OF ASSEMBLING AND FORMING THE SAME"	Patent	January 26, 2021	Pending	USA
17/300,309	"SYSTEM AND METHOD FOR THE COOPERATIVE OPERATION OF AERIAL AND	Patent	June 2, 2021	March 12, 2024	USA

	TERRESTRIAL VEHICLES"				
63/319,924	"ASX POWERTRAIN STATUS CONTROL ALGORITHM"	Provisional Patent**	March 15, 2022	Pending	USA
29850913	"Multi-Purpose Configurable Passenger Container"	Design Provisional Patent**	August 24, 2022	Pending	USA
29850929	"Multi-Purpose Configurable Cargo Container"	Design Provisional Patent**	August 24, 2022	Pending	USA
29851256	"Quick Connect and Disconnect Mechanism"	Design Provisional Patent**	August 26, 2022	Pending	USA
29851337	"eVTOL Aircraft Design"	Design Provisional Patent**	August 26, 2022	Pending	USA
63403930	"Unmanned Electric Vehicle for Transporting A Container"	Provisional Patent**	September 6, 2022	Pending	USA
97579304	"Transforming Mobility"	Standard Character Mark	September 6, 2022	Pending	USA
90786228	"Swing"	Standard Character Mark	June 21, 2021	Pending	USA

*This patent is in the name of Detroit Aircraft Corporation and the Company's CEO and Founder, Jon Rimanelli, is the inventor. The Company is in the process of having this patent assigned to it.

**Provisional and/or design patents are not published and provide the applicant a one-year period to institute a formal patent or design patent filing.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. In particular, the Company is under the oversight of the Federal Aviation Administration which requires all commercial aircraft to be certified for passenger and cargo transportation.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jon Rimanelli	CEO, Co-Founder and Chairman	CEO and Co-Founder of Airspace Experience Technologies, Inc., 2018 – Present Responsible for strategy and general CEO responsibilities.	Albion College, B.A, Economics and Management, 1996
Tim Paolini	Chief Commercial Officer	Chief Commercial Officer, Airspace Experience Technologies, Inc., 2021 – Present Responsible for raising capital and developing new business with US DoD and commercial users. Google (through acquisition of Neverware in 2020), Head of Global Sales for ChromeOS Flex Division, 2019 – 2021 Responsible for global sales, frontier markets and government engagement for this division	New York University, MBA, 2019 US Naval Academy, B.S., Economics, 2006
Gregg Peterson	Chief Engineer	Chief Engineer, Airspace Experience Technologies, Inc., 2020 - Present Responsible for product development and systems engineering Chief Engineer at Prefix Engineering, 2019 - 2020 Responsible for leading an engineering team to design an all new medium duty, composite body electric delivery van	General Motors Institute B.S/ME, 1973

Craig Woodruff	Chief Financial Officer	Chief Financial Officer, Airspace Experience Technologies, Inc., 2023 – Present Responsible for accounting, finance and risk management. Manager of Lume Advisors, LLC, 2021 – Present Responsible for managing a finance and accounting consulting firm. Chief Compliance Officer and VP-Finance of Acorn Growth Companies, 2015 – 2021 Responsible for SEC compliance for the firm and overseeing accounting and finance functions of portfolio companies.	OCU Meinders School of Business, M.B.A., 2002; Oklahoma State University, B.S., Political Science and Philosophy, 1999

Biographical Information

Jon Rimanelli: Jon is the CEO, Co-Founder and Director of the Company. He is an electronics and aerospace entrepreneur with over three decades of experience designing and building complex electronics and robotics in prototype and production quantities. Jon is an instrument rated seaplane pilot with over 1,000 hours of flight time in a variety of aircraft. His passion for sharing flight led him to establish the Company. Prior to founding the Company, in 2011, Jon founded Detroit Aircraft Corp, and ultimately teamed with Lockheed Martin in 2013 to manufacture and distribute over 55 small electric VTOL aircraft (eVTOL) for military, civil and commercial customers worldwide. Detroit Aircraft has represented several public safety agencies to integrate Unmanned Aircraft Systems in the National airspace system. In 2018, Jon founded the Company to commercialize large scale eVTOL aircraft ultimately earning a term sheet with Uber Technologies. The Company worked with Uber Technologies to conceptually design an eVTOL to move 4-5 passengers, up to 65 miles at cruise speeds of 150 mph for the price of an UberX ride. After 6 iterations, Jon and his team began flight testing the Sigma-6 aircraft in the Summer of 2022, an all-new transportation system designed and built in Detroit. Prior to starting his aviation career, Jon founded Nextronix, a contract electronics design and manufacturing company. Jon spent over 20 years prototyping and mass-producing high reliability components for various automotive, aerospace and communications companies in North America, Europe and Asia. Jon's team at Nextronix developed and tested the first Intelligent Transportation System (C-ITS) Antenna in partnership with Motorola. This technology now represents core intellectual property for the digital airborne traffic management system being employed by the Company. Jon is also the founder of Detroit Air Racing, which partnered with Red Bull Austria and facilitated the 2008 Detroit Red Bull Air Race World Series. The races were said to be the most successful ever for such an event, drawing over 750,000 spectators and resulting in over $100 million in economic impact between Detroit and Windsor Ontario.

Tim Paolini: Tim is the Chief Commercial Officer of the Company. After graduating from the US Naval Academy, Tim joined the Marine Corps as a CH-53E helicopter pilot and has deployed multiple times throughout Asia Pacific, as well as a deployment to Afghanistan. Tim also served as the aviation liaison and a mission commander at VMU-1, the Marine Corps unmanned aerial vehicle squadron. His unit would be the first to deploy the Marines K-MAX unmanned helicopter logistics platform and this is where Tim fell in love with the idea of unmanned aerial logistics.

Upon leaving the Marines as a Captain in 2015, Tim spent time with multiple startups and ultimately founded his own micro-VC firm with a focus on defense-related startups. He was introduced to Company personnel in early 2017 and it instantly resonated with him and his background. Tim's firm was the first outside institutional money to invest in the Company and he has participated in every round since. Tim has continued to spend time at startups and was also picked up by Google as their APAC lead for one of their product lines. He was also given the responsibility to open up new markets for Google, which saw him engaged with heads of state and various ministry-level personnel. While Tim was involved with the Company and its predecessor since 2017, he officially joined as Chief Commercial Officer in early 2021 and has established ties with the Pentagon and Department of the Navy, and has recently positioned the Company to participate in the U.S. Air Force's Agility Prime initiative.

<u>Gregg Peterson</u>: Gregg is the Chief Engineer for the Company. Gregg previously worked for General Motors, Lotus and DaimlerChrysler Street and Racing Technology and spent 15 years at Pontiac Engineering in a variety of roles, including chassis development, powertrain, engine cooling, HVAC and aero-thermal systems. He managed the aero-thermal systems engineering for all new Pontiac and Chevrolet vehicles as part of CPC Advanced Vehicle Engineering and also served as the Director of Engineering for a variety of new (Phase 0) GM programs. Upon departing General Motors, Gregg worked at a variety of start-ups and then joined Lotus Engineering and managed their Lightweight Vehicle Architecture group. Gregg led a peer reviewed lightweight vehicle study that demonstrated that a lightweight, fuel efficient car could be cost competitive while meeting or exceeding U.S. crash standards. This study was used to help develop the 2025 U.S. fuel economy standards. Gregg led the interior engineering for the ICON A5 amphibious LSA (light sport aircraft) working with the ICON styling team. While at Lotus, Gregg wrote and presented over 50 technical papers on lightweight design for vehicles and interiors and served as the Chairperson for numerous international engineering conferences related to lightweight design and manufacturing as well as electrified transportation. He has been involved in electrified transportation for over three decades and recently led the engineering for a medium duty, composite bodied, electric van for the U.S. Postal Service that was designed and built in 6 months. Gregg's background in aircraft design, lightweight materials, joining technologies, thermal systems, electrified powertrains, suspension design and decades of hands-on manufacturing and assembly experience in high run rate, complex vehicles has been applied to the Company's eVTOL to make it a cost effective, easily assembled, lightweight and robust design.

<u>Craig Woodruff</u>: Craig is the Chief Financial Officer of the Company. In addition to his role with the Company, Craig is also the manager of Lume Advisors, LLC, a finance and accounting consulting firm. Previously, Craig was the Chief Compliance Officer and VP-Finance for Acorn Growth Companies from 2015 to 2021. In that role, he was responsible for SEC compliance for the firm and overseeing accounting and finance functions of portfolio companies. Craig holds an MBA from OCU Meinders School of Business and a B.S. in Political Science and Philosophy from Oklahoma State University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 2 full-time employees. The Company also utilizes consultants and independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,076,067 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 4,076,067 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). The first series of Preferred Stock consists of 4,076,067 shares of Preferred Stock, and is designated Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"). Additionally, the Company has established the 2019 Incentive Stock Option Plan for which 1,657,607 shares are authorized for issuance thereunder.

As of the date of this Form C-AR, 8,292,663 shares of Common Stock and 1,061,943 shares of Series Seed Preferred Stock are issued and outstanding. Additionally, the Company has 1,100,000 options to purchase Common Stock issued and outstanding and an additional 357,337 options available for issuance under the 2019 Incentive Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,292,663
Par Value Per Share	$0.0001
Voting Rights	1 vote per share; Right to Elect Two (2) Directors to the Board of Directors
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	1,061,943
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $2.50 per share; (b) Right to receive dividends pari passu with the Common Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price, as may be adjusted, without the payment of additional consideration; (e) Mandatory conversion into Common Stock if there is a public offering pursuant to an effective registration statement under the Securities Act of 1933; (f) Protective provisions so long as at least 25% of the shares of Series Seed Preferred Stock are outstanding; (g) So long as 25% of the Series Seed Preferred Stock is outstanding, the Common Stock shall have a right to elect two (2) directors to the Board and the Series Seed Preferred Stock and Common Stock holders shall elect by the affirmative vote of the majority of the Series Seed Preferred Stock and Common Stock, voting together, one independent director to the Board and any additional directors; and (h) If the Company issues securities in its next equity financing that offers investors (i) additional rights, preferences or privileges or (ii) contractual terms, that are more favorable than the terms of the Series Seed Preferred Stock, than such rights shall be provided to the Series Seed Preferred Stock holders, subject to their execution of any documents, including, if applicable, investor rights, co-sale, voting and other agreements executed by such investors in the subsequent offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,100,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$2,456,250
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $62,500,000; Discount: 20% Maturity Date: May 10, 2024*
Interest Rate	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

*The Company is in the process of seeking approval from the Requisite Holders to extend the maturity date to May 10, 2027.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$239,666*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $80,000,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $4,699 in Crowd SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Promissory Note to Seller Entity owned by CEO
Amount Outstanding	$37,449
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Company CEO
Amount Outstanding	$58,616
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Line of Credit #1 from Company CEO and Founder
Amount Outstanding	$250,000
Interest Rate	3%
Description of Collateral	Unsecured
Maturity Date	Payable upon receipt of new Company investment

Type	Line of Credit #2 from Company CEO and Founder
Amount Outstanding	$247,500*
Interest Rate	8%
Description of Collateral	Unsecured
Maturity Date	Payable upon receipt of new Company investment

*Pursuant to a Line of Credit Agreement entered into between the Company and Jon Rimanelli, the Company's CEO and Co-Founder, the Company may borrow up to $250,000.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$2,456,250	38	Research & Development and General Working Capital	Various dates between May 13, 2021 and February 2, 2023	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	1,360,000*	N/A	October 22, 2021; April 14, 2022; July 14, 2022; November 30, 2022; December 14, 2022; June 1, 2023; October 6, 2023; October 15, 2023; October 19, 2023	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$239,666**	420	Product Development and General Working Capital	April 30, 2023	Reg. CF

*59,730 options were subsequently forfeited and 200,270 options were subsequently exercised.

**Includes $4,699 in Crowd SAFEs to be issued to the intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jon Rimanelli	7,842,393 shares of Common Stock 78,476 shares of Series Seed Preferred Stock	84.67%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of the date of this Form C-AR, the Company had an aggregate of approximately $114,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised $234,967.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) During 2019, Jon Rimanelli, the CEO and Co-Founder of the Company, paid for various operating expenses of the Company through loan advances. The aggregate amount of these advances as of December 31, 2023 was $58,616. Such loan advances do not carry an interest rate and do not have a maturity date. The balance as of March 31, 2024 was $58,616.

(b) As part of an asset purchase agreement in 2019 between Detroit Aircraft and the Company, the Company assumed the debt of Detroit Aircraft LLC, owned by Jon Rimanelli, the CEO and Co-Founder of the Company. The aggregate amount of the assumed debt as of December 31, 2023 was $37,449. Such debt does not carry an interest rate and does not have a maturity date. The balance as of March 31, 2024 was $37,449.

(c) On November 17, 2022, the Company entered into a Line of Credit Agreement with Jon Rimanelli, the CEO and Co-Founder of the Company, which provides the Company up to $250,000 in funding. The Line of Credit Agreement provides for an interest rate of three percent (3%) and is repayable upon the Company receiving additional new investment. The current outstanding amount is $250,000.

(d) On January 1, 2024, the Company entered into another Line of Credit Agreement with Jon Rimanelli, the CEO and Co-Founder of the Company, which provides the Company up to an additional $250,000 in funding. The Line of Credit Agreement provides for an interest rate of eight percent (8%) and is repayable upon the Company receiving additional new investment. The current outstanding amount is $247,500.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 26, 2024

Airspace Experience Technologies, Inc.



Airspace Experience Technologies, Inc. (ASX)

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Huntington Checking-9678	35,883.13
Total Bank Accounts	**$35,883.13**
Accounts Receivable	
Accounts Receivable	126,646.00
Total Accounts Receivable	**$126,646.00**
Other Current Assets	
Inventory Asset	126,462.00
Prepaid Expenses	3,842.67
Undeposited Funds	0.00
Total Other Current Assets	**$130,304.67**
Total Current Assets	**$292,833.80**
Fixed Assets	
Accumulated Depreciation	-288,257.03
Computers & Office Equipments	55,752.26
Leasehold Improvements	99,523.50
Machinery & Equipment	525,203.78
Software	85,754.00
Total Fixed Assets	**$477,976.51**
Other Assets	
Accumulated Amortization	-1,282,379.64
ASX Development Direct Costs	2,198,643.00
Deposits	1,635.00
Goodwill	82,849.84
Total Other Assets	**$1,000,748.20**
TOTAL ASSETS	**$1,771,558.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	66,929.77
Total Accounts Payable	**$66,929.77**
Credit Cards	**$9,091.72**
Other Current Liabilities	**$0.00**
Total Current Liabilities	**$76,021.49**
Long-Term Liabilities	**$3,371,604.65**
Total Liabilities	**$3,447,626.14**
Equity	**$ -1,676,067.63**
TOTAL LIABILITIES AND EQUITY	**$1,771,558.51**

Airspace Experience Technologies, Inc. (ASX)

Profit and Loss

January - December 2023

	TOTAL
Income	
Grant Income	7,475.00
Sales	3,936.00
Services	15,210.00
Sponsorship Income	25,000.00
Total Income	**$51,621.00**
Cost of Goods Sold	
Engineering Services	1,500.00
Research & Development	24,538.30
Shop Supplies	5,391.37
Subcontractors	3,983.36
Total Cost of Goods Sold	**$35,413.03**
GROSS PROFIT	**$16,207.97**
Expenses	
Facility Costs	30,396.73
Other G&A Expenses	20,066.84
Professional Fees	68,639.58
Salaries & Benefits	172,460.36
Sales & Marketing	86,444.56
Travel Expenses	14,895.24
Total Expenses	**$392,903.31**
NET OPERATING INCOME	**$ -376,695.34**
Other Income	
Interest Earned	5.85
Other Income	1,605.20
Total Other Income	**$1,611.05**
Other Expenses	
Amortization Expense	329,325.60
Depreciation	53,501.26
Interest Expense	125,122.68
Personal Nondeductable	97.54
Taxes - State	1,818.00
Total Other Expenses	**$509,865.08**
NET OTHER INCOME	**$ -508,254.03**
NET INCOME	**$ -884,949.37**

Airspace Experience Technologies, Inc. (ASX)

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-884,949.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-25,351.00
Prepaid Expenses	-700.59
Accumulated Amortization	329,325.60
Accounts Payable	-126,864.39
AMEX -2005	5,171.55
AMEX -4004	-725.69
Capital One Spark -9919	27.52
Note Payable - LCA 151005-004	-5,910.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**174,972.44**
Net cash provided by operating activities	**$ -709,976.93**
INVESTING ACTIVITIES	
Accumulated Depreciation	53,501.26
Machinery & Equipment	-3,782.27
Deposits	-1,635.00
Net cash provided by investing activities	**$48,083.99**
FINANCING ACTIVITIES	
Convertible Notes - 2021	196,976.20
Deferred Compensation	60,000.00
Due To DAC	-244.77
Loan - Nextronix	175,000.00
Notes Payable - LCA 151005-002	-24,156.10
SAFE	234,967.00
Net cash provided by financing activities	**$642,542.33**
NET CASH INCREASE FOR PERIOD	**$ -19,350.61**
Cash at beginning of period	55,233.74
CASH AT END OF PERIOD	**$35,883.13**